Contact

www.linkedin.com/in/olaf-
isele-8a813510 (LinkedIn)

Top Skills

Consumer Products

Product Development

R&D

Patents

Nonwovens and articles containing
submicron fibers

Olaf Isele

Strategic Product Development at Trace Femcare. Seasoned
Nonwoven and Fiber Expert + Consultant to Hygiene Industry |
Executive Coach ILM-7 (AoC Member) | Result-driven, proven
innovator, well-networked
Olde West Chester, Ohio, United States

Summary

Seeking to put my experience, skills and enthusiasm to productive
use in contributing to a thriving organization, culture, future.

Experience

Trace Femcare
Strategic Product Development Director
February 2022 - Present (9 months)
Franklin, Tennessee, United States

Metáxi SimBioSys LLC
Principal
April 2018 - Present (4 years 7 months)
Cincinnati

Currently studying trends and rising needs in Nonwovens Industry,

Industry 4.0, Project Teams of the future (Lean, agile, quick, transparent),

Sustainability, Innovation opportunities.

YourEncore Consulting; founded Metaxi SimBioSys LLC
YourEncore Expert Fibers and Nonwovens & Principal Metàxi
SimBioSys LLC
April 2018 - July 2022 (4 years 4 months)
Blue Ash, Ohio, USA

Fiber and nonwoven design, process innovation, holistic and sustainable

development

Procter & Gamble
24 years 3 months

Research Fellow
December 2012 - January 2018 (5 years 2 months)

R&D Material (Nonwoven) Development, coach and mentor

Principal Engineer
September 2006 - December 2012 (6 years 4 months)
Cincinnati, OH - USA

R&D, Baby Care Material Development

Senior Engineer
June 2001 - August 2006 (5 years 3 months)
Cincinnati, OH - USA

R&D, Baby Care, Nonwoven Development

Senior Engineer
April 1999 - May 2001 (2 years 2 months)
Cincinnati, OH - USA

R&D, Baby Care, Lotion process development

Senior Engineer
February 1996 - April 1999 (3 years 3 months)
Schwalbach, Germany

R&D, Material Development - films and nonwovens

Engineer
November 1993 - January 1996 (2 years 3 months)
Euskirchen, Germany

R&D, diaper process development

Environmental Energy Systems (EES) Ltd.
Engineer
April 1993 - October 1993 (7 months)
Hamburg Area, Germany

Waste Water Treatment system design, especially electro-coagulation systems for the port of Hamburg (BUSStainer) and brewing companies.

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Education

Institute of Leadership & Management
Corporate Executive Coach (ILM-7), Coaching · (April 2021 - August 2021)

University of Stuttgart
Diplom Ingenieur, Tech Kyb · (1986 - 1993)

UW Madison
Master's Degree, Chemical Engineering · (1990 - 1992)